**Sykes Financial Services, LLC**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2015**

**Computation of Net Capital**

| | | | |
|---|---|---|---|
| Total Members' equity: | | $ | 27,140.00 |
| Non-allowable assets: | | | |
| Prepaid assets | 3,813.00 | | |
| Fixed Assets | 0.00 | | |
| Accounts receivable – other | 83.00 | | (3,896.00) |
| Other Charges | | | |
| Haircuts | 0.00 | | |
| Undue Concentration | 0.00 | | (0.00) |
| Net allowable capital | | $ | 23,244.00 |

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ | 49.96 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000.00 |
| Net capital requirement | $ | 5,000.00 |
| Excess net capital | $ | 12,244.00 |

**Computation of Aggregate Indebtedness**

| | | |
|---|---|---|
| Total Aggregate Indebtedness | $ | 748.76 |
| Percentage of aggregate indebtedness to net capital | | 3.22% |

**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**

| | | |
|---|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2015 | $ | 23,244.00 |
| Adjustments: | | |
| Change in Equity (Adjustments) | | (0.00) |
| Change in Non-Allowable Assets | | (0.00) |
| Change in Haircuts | | (0.00) |
| Change in Undue Concentration | | 0.00 |
| NCC per Audit | | 23,244.00 |
| Reconciled Difference | $ | (0.00) |